As filed with the Securities and Exchange Commission on July 2, 1999
                                                 Registration No. 33-69902
-------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                         Post-Effective Amendment No. 2
                                       to
                       Registration Statement No. 33-69902
                                   on Form S-2
                                      Under
                           The Securities Act of 1933

                          -----------------------------


                               RGC RESOURCES, INC.
                       (Successor to Roanoke Gas Company)

         Virginia                                       54-1909697
(State or other jurisdiction               (IRS Employer Identification No.)
of incorporation or organization)

                519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                 (540) 777-3810
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          -----------------------------


                             John B. Williamson, III
                      President and Chief Executive Officer
                               RGC Resources, Inc.
                519 Kimball Avenue, N.E., Roanoke, Virginia 24016
                                 (540) 777-3810
            (Name, address, including zip code, and telephone number,
                   including area code, of Agent for Service)

                          -----------------------------


                                    Copy to:
                             Nicholas C. Conte, Esq.
                             Nicole C. Daniel, Esq.
                       Woods, Rogers & Hazlegrove, P.L.C.
                      10 South Jefferson Street, Suite 1400
                             Roanoke, Virginia 24011
                                 (540) 983-7600

Pursuant to Rule 414(d) under the Securities Act of 1933, as amended (the "Securities Act"), RGC Resources, Inc., as successor issuer to Roanoke Gas Company, hereby adopts this registration statement, as amended, for all purposes under the Securities Act and Securities Exchange Act of 1934, as amended.

-------------------------------------------------------------------------------

RGC Resources LOGO
519 Kimball Avenue, N.E.
Roanoke, Virginia 24016

                                  July 9, 1999


Dear Shareholder:

        Enclosed is the new Prospectus for the RGC Resources, Inc. Dividend Reinvestment and Stock Purchase Plan, which replaces the Prospectus dated July 29, 1994 with respect to the Roanoke Gas Company Dividend Reinvestment and Stock Purchase Plan.

        Earlier this year shareholders of Roanoke Gas approved the reorganization of Roanoke Gas into a holding company structure in which RGC Resources, Inc. replaced Roanoke Gas as the publicly-traded corporation. Effective July 1, 1999, each outstanding share of Roanoke Gas common stock, $5.00 par value, including those held in the Plan, were converted into one share of RGC Resources common stock, $5.00 par value. As part of the reorganization, RGC Resources assumed the Plan, changed the name of the Plan to the RGC Resources, Inc. Dividend Reinvestment and Stock Purchase Plan, and amended the Plan to utilize RGC Resources common stock instead of Roanoke Gas common stock. You are not required to take any action to continue your participation in the Plan.

        The new Prospectus also reflects some changes to the Plan. The Plan now permits the purchase of shares by the Plan Agent on the open market, and increases the maximum optional cash payment under the Plan to $30,000.

        We have enclosed an Authorization Card and an Automatic Monthly Deduction Form for your convenience. If you are already a participant in the Plan, you are not required to take any action, unless you desire to make any revisions to your participation in the Plan.

        We appreciate your continued participation in the Plan. If you have any questions, feel free to call First Union at 1-800-829-8432.

                                    Sincerely,



                                    John B. Williamson, III
                                    President and Chief Executive Officer

PROSPECTUS

                               RGC RESOURCES, INC.
                               519 Kimball Avenue
                             Roanoke, Virginia 24030
                                 (540) 777-4427

                  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
                         400,000 Shares of Common Stock
                                ($5.00 Par Value)

        The RGC Resources, Inc. Dividend Reinvestment and Stock Purchase Plan, (the "Plan") provides you with a simple and convenient means of purchasing shares of Resources common stock and reinvesting cash dividends in additional shares of common stock without fees of any kind. All shareholders of record and all customers of Resources, including customers of Resources' affiliates, who reside in Virginia or West Virginia, are eligible to participate in the Plan. Family members residing with an eligible customer also may participate.

        You may participate in the following ways:

        o You may select a percentage of your cash dividends which you would like to automatically reinvest in shares of common stock;

        o You may invest by making optional cash payments of not less than $25 per payment and not more than $30,000 per calendar year; and

        o If you are not already a shareholder, you may participate in the Plan by making an initial investment of at least $100.

        Shares of our common stock will be purchased on your behalf directly from the company or on the open market. The purchase price of the shares acquired under the Plan directly from Resources will be based on the closing price of our common stock on NASDAQ. The purchase price for stock purchased on the open market will be based on the weighted average purchase price of shares purchased.

        Resources stock trades on NASDAQ-NMS under the symbol RGCO.

        This Plan amends and replaces the Roanoke Gas Company Dividend Reinvestment and Stock Purchase Plan, and all amendments prior to the date of this Prospectus. Resources is the successor to Roanoke Gas Company.

        Resources will deliver or cause to be delivered with this Prospectus, to each person to whom the Prospectus is given or sent, Roanoke Gas' latest Annual Report to shareholders and the latest Quarterly Report on Form 10-Q for Resources and Roanoke Gas.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   The date of this Prospectus is July 9, 1999

                                TABLE OF CONTENTS



THE COMPANY................................................................6
DESCRIPTION OF THE PLAN....................................................7
        Purpose............................................................7
        Advantages.........................................................7
        Participation......................................................8
        Administration.....................................................10
        Purchases..........................................................10
        Reinvestment of Dividends..........................................13
        Optional Cash Payments.............................................13
        Costs  ............................................................14
        Reports to Participants............................................14
        Dividends..........................................................15
        Withdrawal and Termination.........................................16
        Federal Tax Consequences...........................................16
        Other Information..................................................17
MARKET PRICE AND DIVIDEND INFORMATION......................................20
USE OF PROCEEDS............................................................22
DESCRIPTION OF COMPANY CAPITAL STOCK.......................................22
        Authorized Capital.................................................22
        Shareholder Protection Statutes....................................23
LEGAL OPINION..............................................................24
EXPERTS....................................................................24
INFORMATION PROVIDED TO SHAREHOLDERS AND ELIGIBLE CUSTOMERS................25
WHERE YOU CAN FIND MORE INFORMATION........................................25
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................26




You should rely only on the information incorporated by reference or provided in this prospectus. Resources has not authorized anyone else to provide you with different information. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front page of this Prospectus.

                                   THE COMPANY


        Effective after the close of business on July 1, 1999, RGC Resources, Inc. became the parent holding company of Roanoke Gas Company. Pursuant to an Amended and Restated Agreement and Plan of Merger between Resources and Roanoke Gas, each share of common stock, $5.00 par value, of Roanoke Gas, including those held in the Plan, were converted into an equal number of shares of Resources common stock. As part of this reorganization:

        o       we replaced Roanoke Gas as the publicly-traded corporation;

        o       we assumed the Plan;

        o the name of the Plan was changed to the RGC Resources, Inc. Dividend Reinvestment and Stock Purchase Plan; and

        o the Plan was amended to utilize our common stock instead of Roanoke Gas common stock.

        We are primarily engaged in natural gas service through our three subsidiaries:

         Roanoke Gas Company -- a public service corporation organized under the laws of the Commonwealth of Virginia in 1912. Roanoke Gas provides natural gas service to approximately 53,000 customers in Roanoke, Virginia and surrounding areas of Virginia. Roanoke Gas' utility operations are subject to regulation by the Virginia State Corporation Commission as to its rates, charges and certain other business activities, including mergers, acquisitions and the issuance of securities;

        Bluefield Gas Company -- a West Virginia public service corporation, provides natural gas to approximately 4,100 customers located in and around Bluefield, West Virginia. Bluefield Gas' utility operations are subject to regulation by the West Virginia Public Service Commission;

        Diversified Energy Company (d/b/a Highland Propane Company) - a Virginia corporation engaged in the bulk distribution of propane in southern West Virginia and southwestern Virginia, sells propane and propane related products to approximately 14,000 customers and maintains a natural gas marketing business.

        Resources' principal executive offices are maintained at 519 Kimball Avenue, N.E. Roanoke, Virginia 24016, telephone number (540) 777-4427.

                             DESCRIPTION OF THE PLAN

        The Resources' Board of Directors adopted the Plan effective after the close of business on July 1, 1999, as an amendment to and complete restatement of the former Roanoke Gas Company Dividend Reinvestment and Stock Purchase Plan. If you are a shareholder, and you do not presently participate in the Plan, you may do so by completing an Authorization Card and returning it to First Union. If you are not a shareholder, but you are an eligible customer, you may participate in the Plan by completing an Authorization Card and making an initial investment of $100. If you are a shareholder and you presently participate in the Plan and wish to continue such participation, you do not need to take any action. If you are not currently participating in the Plan, you are not required to take any action, and will continue to receive cash dividends, if and when declared, as usual.

        The following is a description, in question and answer format, of the provisions of the Plan.

Purpose

1.      What is the purpose of the Plan?

               The purpose of the Plan is to provide our shareholders of record and our customers, including customers of our affiliates, who are residents of either Virginia or West Virginia with a simple, convenient and economical means of purchasing shares of our common stock and reinvesting cash dividends in additional shares of common stock.

Advantages

2.       What are the advantages of participation in the Plan?

               o You will have a specified percentage (from 0% to 100%, in multiples of 5%) of cash dividends paid on all shares of common stock registered in your name automatically reinvested in shares of common stock.

               o If you are a customer of Resources or a customer of one of our affiliates, and are a resident of Virginia or West Virginia and are not already a shareholder, you may become a participant in the Plan by making an initial investment of as little as $100. Thereafter, you may invest as little as $25 per payment.

               o You may make optional cash payments (including your initial investment) of up to $30,000 per calendar year. Purchases may, at your option, be made monthly through automatic deductions from your bank account.

               o You do not pay any brokerage commissions or service charges in connection with purchases under the Plan.

               o Your funds will be fully invested because the Plan permits fractions of shares to be credited to your account.

               o You may elect to deposit with First Union shares of common stock held in your name. This relieves you of the responsibility for the safekeeping of certificates representing your shares.

               o Regular statements of account will provide you with a record of each transaction to simplify your recordkeeping.

Participation

3.      Who is eligible to participate?

        You may participate in the plan if:

               o      you are a holder of record of shares of our common stock;

               o you are a customer of Resources or of any of Resources' affiliates: Roanoke Gas Company, Bluefield Gas Company, and Diversified Energy Company; you are a resident of Virginia or West Virginia and you have either a Virginia or West Virginia mailing address; or

               o you are a member of a customer's family residing with the customer.

               If you cease to be an eligible customer, you may continue to participate in the Plan as long as at least one whole share of common stock is registered in your name or held through the Plan.

               If your shares of common stock are registered in names other than yours (e.g., in the names of brokers, nominees, etc.), you must either become a holder of record by having the shares transferred into your name or request your holder of record to participate in the Plan on your behalf.

4. How can I participate in the Plan?

               If you are a shareholder or an eligible customer, you may participate in the Plan by completing an Authorization Card and returning it to First Union, the Plan Agent. If the common stock is registered in more than one name (i.e., joint tenants, trustees, etc.), all registered holders must sign an Authorization Card.

               If you are an eligible customer, and you are not already a shareholder, you must include an initial investment of at least $100 with your completed Authorization Card and you must acknowledge on the Authorization Card that you are a Virginia or West Virginia resident. You will also be asked to complete and deliver to First Union an IRS Form W-9 certifying your taxpayer identification number.

               You will become a participant in the Plan within thirty days after First Union receives your properly completed Authorization Card. The date you become a participant is the effective date of the Authorization Card.

               If you wish reinvestment of dividends under the Plan to begin as of a given Investment Date, your Authorization Card must be received by First Union no later than the record date immediately preceding the Investment Date. (See Question 8 for timing of purchases). If your Authorization Card is received after the record date, reinvestment of dividends under the Plan will not begin until the Investment Date following the next record date.

               Optional cash payments and initial investments received with or after receipt of your initial Authorization Card but prior to becoming effective will be invested on the first Investment Date coinciding with or immediately following the date the Authorization Card is effective. However, if payment is received less than five business days before the Investment Date, it will be held until the next Investment Date. (See Question 13). No interest will be paid on and no refunds will be made of any payments awaiting investment.

               An Authorization Card may be obtained at any time by contacting First Union. (See Question 6 for address).

               IF YOU ARE ALREADY ENROLLED AND PARTICIPATING IN THE PLAN, YOU NEED TAKE NO FURTHER ACTION AT THIS TIME.

5.      What does the Authorization Card provide?

               The Authorization Card authorizes First Union to do the following:

               Dividend Reinvestment - First Union will automatically reinvest in additional shares of common stock the designated percentage (0% to 100% in multiples of 5%) of cash dividends received on all shares of common stock registered in your name. (See Questions 7 and 12). All dividends received on shares of common stock held in your account under the Plan will be automatically reinvested. (See Questions 18 and 19).

               Minimum Initial Investment - If you are an eligible customer who is not already a shareholder, upon receipt of an initial investment payment of at least $100, First Union will purchase common stock for your account on the first Investment Date coinciding with or following the date the Authorization Card is effective. (See Question 4).

               Optional Cash Payments - Upon receipt of optional cash payments of at least $25 per payment, up to a maximum (including any initial investment payment) of $30,000 per calendar year, First Union will purchase common stock for your account on the next appropriate Investment Date. (See Questions 13, 14 and 15).

               Safekeeping of Shares - You may elect to deposit your shares of Resources common stock with First Union for safekeeping. (See Question
        24).

Administration

6.      Who administers the Plan?

               All purchases under the Plan will be made by First Union, the independent purchasing agent. First Union will establish an individual account for you, which will reflect the number of shares of common stock in your account, including fractions computed to three decimal places, and cash to be invested. In addition, First Union arranges for the custody of stock certificates, maintains ongoing records and statements of accounts and performs other administrative duties relating to the Plan.

               All questions and correspondence regarding the Plan should be addressed to First Union at the following address:

                      First Union National Bank
                      Shareholder Services Group
                      Attention:  Dividend Reinvestment
                      1525 West WT Harris Blvd.
                      3C3-NC1153
                      Charlotte, NC 28288-1153
                      1-800-829-8432

Purchases

7. How can I purchase common stock under the Plan?

        You may purchase common stock through:

               o Automatic reinvestment of the percentage, as you designate, of dividends received on all shares of common stock registered in your name (less any withholding taxes). Your designation of the percentage of dividends to be reinvested may be from 0% to 100%, but must be in multiples of 5%. (See

                      Question 12 for information on how to change the percentage of dividends to be reinvested). You may elect reinvestment of 0% of the dividends received on shares of common stock registered in your name for purposes of making initial or optional cash payments. The percentage of cash dividends not designated for reinvestment, if any, will be sent directly to you. Regardless of the percentage of dividends designated for reinvestment, with respect to shares registered in your name, 100% of the dividends received on Resources common stock held in your account under the Plan will be reinvested. (See Questions 18 and 19);

               o Optional cash payments of not less than $25 per payment nor more than $30,000 per calendar year (including any initial investment). (See Questions 13, 14 and 15 for certain information regarding optional cash payments);

               o If you are not already a shareholder of Resources, but you are an eligible customer, you may participate in the Plan by making an initial investment of at least $100.
                      (See Question 4).

                All shares purchased for your account as an eligible customer will be held in your account under the Plan in the name of First Union's nominee (see Questions 6 and 8), and all dividends received on those shares will be reinvested in additional shares of common stock (see Questions 18 and 19). You may request a stock certificate for shares held in your Plan account as described in Question 11.

8.      When will purchases be made?

               Purchases will be made once each calendar month on the first business day of the month if cash has been timely received for your account, whether through the payment of dividends to be automatically reinvested or the receipt of an initial investment or optional cash payment. This date is referred to as the Investment Date. (See Questions 4, 14 and 18).

               All common stock purchased may be held in the name of the Plan, First Union, or First Union's nominee. No common stock will be purchased under the Plan at less than its par value (i.e., $5 per share). If the purchase price is less than par value on an Investment Date, all cash from whatever source received will be held over for investment until the next Investment Date upon which the purchase price is at least par value.

               All dividends on shares held in your account under the Plan will be reinvested in additional shares of common stock. (See Question 18).

9.       How many shares of common stock will be purchased for me?

               The number of shares purchased for you will depend on the amount of your reinvested dividends, optional cash payments and/or initial investment and the purchase price of the common stock. Your account will be credited with the number of shares, including fractions computed to three decimal places, equal to:

               o the total amount of dividends invested on an Investment Date (less any applicable withholding taxes) divided by the purchase price per share; plus

               o the amounts of optional cash payments or initial investment invested on your behalf on an Investment Date, divided by the purchase price per share. Purchases will be made directly from Resources' authorized but unissued shares or on the open market.

10.     What is the price of shares of common stock purchased under the Plan?

               The purchase price for each share of common stock will not be affected by whether the funds being invested are attributable to dividends, optional cash payments or initial investments.

               The purchase price of shares acquired directly from Resources will be the closing price of Resources' common stock on the Investment Date, as reported by NASDAQ- NMS. If no report is made as of the Investment Date, the purchase price will be established based on the closing price as reported for the nearest day immediately preceding the Investment Date.

               The purchase price of shares acquired on the open market will be the weighted average purchase price of shares purchased for the relevant Investment Date.

11.     When will I receive a certificate for shares purchased under the Plan?

               A stock certificate will be issued to you for the number of full shares of common stock in your account after you make a written request to First Union. No certificates will be issued between the dividend record date and the Investment Date. Record dates are usually the Friday falling between the 17th and the 24th days of January, April, July and October. Upon issuance of the certificate, you will have all rights of ownership, and neither First Union nor Resources will have any responsibility with respect to the common stock. Withdrawal of shares in certificate form does not terminate participation in the Plan. (See Question 20 for instructions on issuance of certificates when your withdraw from the Plan).

Reinvestment of Dividends

12. How can I change the percentage of cash dividends on shares registered in my name to be reinvested?

               If you wish to change the percentage of cash dividends on shares registered in your name to be reinvested under the Plan, you may do so by submitting a revised Authorization Card to First Union. The revised Authorization Card will be effective within thirty days after it is received by First Union.

Optional Cash Payments

13.     Who is eligible to make optional cash payments?

               You are eligible to make optional cash payments at any time if you are a shareholder, or if you are an eligible customer, after your initial investment. The amounts of optional cash payments may vary as long as they are at least $25 per payment and your total purchases (including any initial investment) for the calendar year do not exceed $30,000.

               All checks or money orders for optional cash payments must be made payable to "First Union National Bank." Optional cash payments must be mailed to First Union, accompanied by a correctly completed Authorization Card. Authorization Cards may be obtained at any time by contacting First Union.

14.     When should optional cash payments be made?

               Optional cash payments can be made at any time; however, you are encouraged to make equal monthly payments to the Plan. (See Question 15 regarding automatic monthly purchases). You may make the first optional cash payment when enrolling by including a check or money order payable to First Union with your Authorization Card.

               All optional cash payments must be received by First Union at least five business days before the Investment Date (see Question 8) in order to be used to purchase common stock for your account on that Investment Date. Payments received less than five business days before an Investment Date will be held until the next Investment Date. No interest will be paid on and no refunds will be made of any cash payments awaiting investment. (See Question 4 regarding investment of optional cash payments and initial investments received prior to the date the Authorization Card is effective). All dividends received on shares of common stock purchased with optional cash payments and held in your account under the Plan will be reinvested in additional shares of common stock. (See Questions 18 and 19).

15. Can I make automatic monthly purchases through automatic deductions from my bank account?

               Yes. You may make automatic monthly purchases of a specified amount (not less than $25 per payment, nor more than $30,000 in total payments per calendar year) by electronic fund transfer from a predesignated United States bank account. To initiate automatic monthly deductions, you must complete and sign an Automatic Monthly Deduction Form and return it to First Union, together with a voided blank check for the account from which the funds are to be drawn. Automatic Monthly Deduction Forms are available from First Union. These forms will be processed and will become effective as promptly as practicable.

               Once automatic monthly deductions commence, funds will be drawn from your designated bank account on the sixth business day prior to the end of each calendar month and will be invested on the next Investment Date. You may change or terminate automatic monthly deductions by completing and submitting to First Union a new Automatic Monthly Deduction Form. To be effective with respect to a particular Investment Date, the new Automatic Monthly Deduction Form must be received by First Union no later than twenty business days prior to the end of the calendar month preceding the Investment Date.

Costs

16. Are there any expenses to participants in connection with purchases under the Plan?

               There are no brokerage fees on newly issued shares purchased from Resources for your account. Brokerage fees on shares purchased on the open market will be paid by Resources, and, for tax purposes, these fees will be considered as additional dividend income to you. All costs of administering the Plan will be paid by Resources. (See Question 23.)

Reports to Participants

17.     How often will account statements be sent to me?

               First Union will provide you a statement of account no later than twenty-five days after each Investment Date. This means that you will receive a statement quarterly if you are simply reinvesting dividends. If you are making purchases, you will receive a statement for the month in which the purchase was made. The statement will show the following information for the Investment Date:

               o the total amount invested by First Union (dividends and cash payments less any applicable tax withheld);

               o the number of shares of common stock allocated to your account;

               o       the cost per share of allocated common stock;

               o the number of shares of common stock for which certificates have been issued, if any;

               o the number of shares of common stock held for safekeeping, if any; and

               o       the beginning and ending balances in your account.

Dividends

18. Will I be credited with dividends on shares held in my account under the Plan?

               Yes. First Union will receive dividends for all shares of common stock held in your account under the Plan on the dividend record date (see Question 11) and will credit the dividends to your account on the basis of full and fractional shares held on the record date. 100% of the dividends will be automatically reinvested in additional shares of common stock as of the next Investment Date.

19. How can I obtain partial or no reinvestment of dividends received on shares held in my account under the Plan?

               The partial or no dividend reinvestment feature is available only for shares registered in your name. Shares held in your account under the Plan are held for your benefit in the name of First Union's nominee. If you would like to obtain partial or no dividend reinvestment on shares of common stock held in your account under the Plan, you must:

               o submit a written request to First Union to issue a stock certificate registering in your name the whole shares held in your account under the Plan (see Questions 4 and 11); and

               o if you have not previously done so, submit an Authorization Card requesting partial or no dividend reinvestment of shares registered in your name (see Question 7). Dividends received on any fractional share remaining in your Plan account will continue to be automatically reinvested 100%.

Withdrawal and Termination

20. When and how may I withdraw from the Plan?

               You may withdraw from the Plan at any time by giving written notice to First Union. The withdrawal date will be no more than thirty days after First Union's receipt of your written notice.

               As soon as practicable after the withdrawal date, First Union will issue to you a certificate for all whole shares of common stock in your account, except that no certificate will be issued between the dividend record date and the Investment Date. (See Question 11).

               Notice of death, liquidation or other termination of your legal existence will constitute notice of withdrawal from the Plan. Settlement will be made with your legal representative or successor in interest and neither First Union nor Resources will in any way be liable for settlements made with those persons.

21.     What happens to fractional shares when I withdraw from the Plan?

               No fractional share will be issued to you. However, the cash value of any fractional share in your account will be paid to you. The fractional share will be valued as of the Investment Date immediately preceding the withdrawal date. The value will be determined as described in Question 10. Payment for any fractional share will be made as soon as practicable after the withdrawal date, and any cash awaiting investment will also be paid at that time.

22.     If I withdraw from the Plan, can I rejoin?

               If you withdraw from the Plan, you may rejoin at any time by again completing and returning to First Union an Authorization Card. If you are an eligible customer who is not already a shareholder of Resources, the Authorization Card must be accompanied by an initial investment of at least $100. You will once again become a participant in the Plan within thirty days following First Union's receipt of a properly completed Authorization Card. (See Question 4).

Federal Tax Consequences

23. What are the federal income tax consequences of participation in the Plan?

               Neither Resources nor First Union makes any representation as to the income or other tax consequences of participation in the Plan. Nevertheless, it is our understanding that you must report as dividend income an amount equal to the dividends paid on stock purchased on your behalf plus brokerage fees paid by Resources on shares purchased on the open market. Your federal income tax basis of the common stock received by you under the Plan will be the purchase price of the common stock. The holding period for shares of common stock acquired under the Plan will begin on the Investment Date on which the stock was purchased. A whole share resulting from the acquisition of two or more fractional shares on different Investment Dates will have a split holding period.

               You will not realize any taxable income upon the receipt of certificates for whole shares credited to your account under the Plan, either upon a request for a certificate or upon withdrawal from or termination of the Plan. However, if you receive a cash adjustment for a fractional share credited to your account will realize a capital gain or loss if common stock is a capital asset in your hands. Also, in the event of a sale of a fractional share pursuant to withdrawal from the Plan, if the consideration received exceeds fair market value as determined by Internal Revenue Service regulations, you will have dividend income equal to the difference. Gain or loss will also be realized by you upon the sale or exchange of shares after you withdraw such shares from the Plan. The amount of such gain or loss is the difference between the amount which you receive for each whole or fractional share and your tax basis.

        NOTE:  THE PRECEDING DISCUSSION CONCERNING TAX
        CONSEQUENCES IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY.
        YOU ARE URGED TO SEEK PROFESSIONAL ADVICE WITH RESPECT TO
        YOUR PERSONAL TAX SITUATION.

Other Information

24.     How do I take advantage of the Plan's stock safekeeping feature?

               You may deposit with First Union shares of common stock held in your name. This relieves you of the responsibility for safekeeping of certificates.

               If you wish to take advantage of the safekeeping feature of the Plan, you should mail the certificates representing your shares to First Union (see Question 6 for address). Certificates should be sent by registered or certified mail, return receipt requested, accompanied by a completed Authorization Card specifying that the shares are furnished for safekeeping. First Union will confirm the receipt of any shares which are delivered for safekeeping by reflecting the deposit of the shares on your account statement (see Question 17 regarding statement of account). Shares delivered for safekeeping will be held in the name of First Union's nominee, and 100% of the dividends received on these shares will be reinvested.

               If you withdraw from the Plan, First Union will, as soon as practicable, return all of your shares which are then being held for safekeeping by issuing a new certificate for the shares.

25. What happens if I sell or transfer shares of common stock or acquire additional shares of common stock?

               If you have elected to have all or a part of your cash dividends automatically reinvested and you subsequently sell or transfer all or any part of the common stock registered in your account, automatic reinvestments of dividends will continue as long as there are shares of common stock registered in your name or held for you by First Union or until termination of enrollment. Similarly, if you acquire additional shares of common stock and those shares are registered the same as the participating shares, dividends (or a percentage of the dividends as directed by you) paid on the acquired common stock will automatically be reinvested until you terminate your enrollment.

26. What limitations are imposed on me with regard to common stock held under the Plan?

               You have no right to draw checks or drafts against your account or to give instructions to First Union to perform any acts not expressly provided for in the Plan. In addition, you cannot sell, pledge, assign, encumber, or otherwise dispose of your rights in your individual account.

27. What happens if Resources has a common stock rights offering, issues a stock dividend, or declares a stock split?

               You become the owner of the common stock purchased under the Plan and allocated to your account as of the Investment Date on which it is purchased. Participation in any rights offering will be based upon both the shares registered in your name and the Plan shares (including fractional shares) credited to your account. Any stock dividend or shares issued pursuant to any stock split received by First Union with respect to common stock held in your account will immediately be credited to your account. First Union will sell any stock rights or warrants applicable to any common stock held in your account and reinvest the proceeds in common stock as of the next Investment Date. If the rights or warrants have no market value, First Union may allow them to expire.

28. How will my Plan shares be voted at annual or special meetings of shareholders?

               You have all rights of any other holder of common stock with respect to your shares credited to your Plan account.

               Full and fractional shares held in the Plan for you will be voted as you direct. Proxy materials will be sent to each participant of record in connection with annual and special meetings of shareholders. The proxy will apply to all shares owned by you, including shares held in your Plan account. All Plan shares will be voted in accordance with the instructions given by you on the proxy card, if properly signed and delivered.

29.     What are the responsibilities of First Union and Resources?

               All notices from First Union or Resources to you will be addressed to you at the address shown on your Authorization Card or such new address as you provide in writing to First Union. (See Question 6 for address). The mailing of a notice to your last address of record will satisfy First Union's or Resources' duty of giving you notice. Therefore, you must provide prompt notification of any change of address. Notice to First Union or Resources is effective when actually received.

               Neither First Union nor Resources will be liable for any acts done or any omission to act, including, without limitation, any claims of liability:

               o with respect to the prices at which common stock is purchased or sold for your account and the time at which such purchases or sales are made;

               o for any fluctuation in the market value before or after the purchase or sale of common stock; or

               o for continuation of your account until receipt by First Union of notice in writing of your death, liquidation or other legal dissolution.

               You assume all risks inherent in the ownership of any common stock purchased under the Plan, whether or not the actual stock certificate has been issued to you. You have no guarantee against a decline in the price or value of the common stock, and Resources assumes no obligation to repurchase any shares of common stock purchased under the Plan.

30.     May the Plan be changed or discontinued?

               Resources reserves the right to amend or terminate the Plan at any time upon giving thirty days' written notice to you and First Union, setting forth the effective date of the amendment or termination. Resources, with the consent of First Union, also may terminate or amend the Plan immediately, without notice to you, in order to correct any noncompliance of the Plan with any applicable law or to make administrative changes which are not material.

               Unless either terminated or modified, the Plan covers 400,000 shares of common stock. The number of shares covered by the Plan may be further adjusted from time to time to prevent dilution or enlargement caused by stock splits, stock dividends, recapitalizations, mergers, consolidations, combinations or exchanges of shares, reorganizations and similar corporate transactions.

31.     What is the effect of termination or amendment of the Plan?

               No amendment or termination will affect your interest in the Plan which has accrued prior to the date of the amendment or termination. In the event of the termination of the Plan, First Union will make a distribution of common stock and cash as if you had withdrawn from the Plan as soon as practicable, but not later than thirty days after the termination of the Plan. You will incur no service charges or other fees upon such termination.

32.     How is the Plan to be interpreted?

               Any questions of interpretation arising under the Plan will be determined by the Dividend Reinvestment Committee, which is appointed by the Board of Directors of Resources, and any such determination shall be final.


                      MARKET PRICE AND DIVIDEND INFORMATION

        Resources common stock is listed on the Nasdaq National Market under the trading symbol RGCO. This provides shareholders and others with immediate access to the latest bid and ask prices, and creates greater liquidity of our stock. The table below sets forth the range of bid prices for shares of Roanoke Gas' common stock (our predecessor), as reported in the Nasdaq National Market. The table also sets out the frequency and amount of all cash dividends declared for the periods presented.

                                                                  Cash
                                     Range of                     Dividend
                                     Bid Prices                   Declared

Fiscal Year ended September 30,        High          Low

1997
        First Quarter                 $18.000       $16.750         $ .260
        Second Quarter                 18.250        17.000           .260
        Third Quarter                  17.750        15.750           .260
        Fourth Quarter                 18.125        16.000           .260

1998
        First Quarter                 $21.375       $17.500         $ .265
        Second Quarter                 22.750        19.250           .265
        Third Quarter                  22.250        19.750           .265
        Fourth Quarter                 20.703        18.125           .265

1999

        First Quarter                 $22.250       $17.500          $.270
        Second Quarter                 22.000        19.375           .270


        We do not currently directly conduct any revenue generating business operations. We plan to initially obtain operating funds primarily from dividends paid to us on the stock of our subsidiaries, and possibly from the sale of securities or debt incurred by us. Initially, dividends on our common stock will depend primarily upon the earnings, financial condition and capital requirements of Roanoke Gas, and the dividends paid by Roanoke Gas to us. We presently expect to continue Roanoke Gas' policy of paying an appropriate percentage of earnings to shareholders. In the future, dividends from our subsidiaries other than Roanoke Gas may be a more significant source of funds for dividend payments. In addition, although we have no present intention to do so, we may issue preferred stock in the future to meet our capital requirements. Such preferred stock could have preferential dividend rights over Resources' common stock.

        We presently expect to pay quarterly dividends on our common stock at least equal to the rate, and on approximately the same schedule as, the dividend most recently declared by Roanoke Gas on its common stock. The quarterly dividend most recently declared by Roanoke Gas' Board of Directors on Roanoke Gas common stock was $.27 per share, payable August 1, 1999, to holders of record on July 16, 1999. The payment and amount of dividends, however, is in the discretion of our Board of Directors based on financial and other factors and cannot be assured. The amount of dividends paid by Roanoke Gas to us following the reorganization is expected to be greater than the amount of dividends we pay on our common stock, as we will need funds for our holding company activities.


                                 USE OF PROCEEDS

        We intend to add the proceeds we receive from sales under the Plan to our general funds. These proceeds will be used for capital expenditures and for other general corporate purposes of Resources and, in our discretion, of our wholly owned subsidiaries, subject to any regulatory approvals. We are unable to estimate the amount of proceeds which will be devoted to any specific purpose.


                      DESCRIPTION OF COMPANY CAPITAL STOCK

Authorized Capital

        We are authorized to issue up to 15,000,000 shares of capital stock, consisting of 10,000,000 shares of common stock, $5.00 par value per share, and 5,000,000 shares of preferred stock, no par value per share. As of July 1, 1999, approximately 1,830,000 shares of common stock and no shares of preferred stock will be issued and outstanding.

        Resources Common Stock. Common shareholders may receive dividends when declared by the Board of Directors. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders.

        Each share of common stock is entitled to one vote on all matters requiring shareholder action and in the election of directors. Common shareholders are not entitled to preemptive, subscription or conversion rights. All outstanding shares of our common stock are fully paid and nonassessable.

        Resources Preferred Stock. Our Board of Directors can issue one or more series of preferred stock. Our Articles do not establish voting rights, preferences or other rights with respect to our preferred stock. The Board is given full authority to provide for the establishment and/or issuance of any series of preferred stock, the designation of such series and the preferences, limitations, and relative rights of the shares of such series, including the following:

        o distinctive designation and number of shares comprising such series;

        o       voting rights, if any, which shares of that series will have;

        o       the rate of dividends, if any, on the shares of that series;

        o whether the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption;

        o whether that series will have a sinking fund for the redemption or purchase of shares of that series;

        o the rights to which the holders of the shares of that series will be entitled in the event of voluntary or involuntary dissolution or liquidation;

        o whether the shares of that series will be convertible into or exchangeable for cash, shares of stock of any other class or any other series, indebtedness or other property or rights;

        o whether the issuance of any additional shares of such series, or of any shares of any other series, will be subject to restrictions as to issuance, or as to the powers, preferences or rights of any such other series; and

        o any other preferences, privileges and powers in relative, participating, optional, or other special rights and qualifications, limitations or restrictions of such series.

        Each series of our preferred stock will rank on a parity as to dividends and assets with all other series according to the respective dividend rates and amounts attributable upon voluntary or involuntary liquidation, dissolution or winding up of the company fixed for each series and without preference or priority of any series over any other series. All shares of our preferred stock will rank, with respect to dividends and liquidation rights, senior to our common stock.

Shareholder Protection Statutes

        We are a Virginia corporation subject to the Virginia Stock Corporation Act. The Virginia Act contains two shareholder protection statutes, the Affiliated Transactions Statute and the Control Share Acquisitions Statute. We have summarized the key provisions below. The descriptions are not complete and you should rely on the text of the Virginia Act.

        The Affiliated Transactions Statute restricts certain transactions between a Virginia corporation having more than 300 shareholders of record and a beneficial owner of more than 10% of any class of voting stock. An affiliated transaction is defined as any of the following transactions with or proposed by an interested shareholder: a merger; a share exchange; certain dispositions of assets or guaranties of indebtedness other than in the ordinary course of business; certain significant securities issuances; dissolution of the corporation; or reclassification of the corporation's securities. Under the statute, an affiliated transaction generally requires the approval of a majority of disinterested directors and two-thirds of the voting shares of the corporation other than shares owned by an interested shareholder during a three-year period commencing as of the date the interested shareholder crosses the 10% threshold. This special voting provision does not apply if a majority of disinterested directors approved the acquisition of the more than 10% interest in advance. After the expiration of the three-year moratorium, an interested shareholder may engage in an affiliated transaction only if it is approved by a majority of disinterested directors or by two-thirds of the outstanding shares held by disinterested shareholders, or if the transaction complies with certain fair price provisions. This special voting rule is in addition to, and not in lieu of, other voting provisions contained in the Virginia Act and the Articles of Resources.

        The Control Share Acquisitions Statute provides that, with respect to Virginia corporations having 300 or more shareholders of record, shares acquired in a transaction that would cause the acquiring person's aggregate voting power to meet or exceed any of three thresholds (20%, 33-1/3% or a majority) have no voting rights unless such rights are granted by a majority vote of the shares not owned by the acquiring person or any officer or employee-director of the corporation. The statute sets out a procedure whereby the acquiring person may call a special shareholder's meeting for the purpose of considering whether voting rights should be conferred. Acquisitions as part of a merger or share exchange to which the corporation is a party and acquisitions as part of a tender or exchange offer arising out of an agreement to which the corporation is a party are exempt from the statute.

        Application of the Affiliated Transactions and Control Share Acquisitions statutes are automatic unless a corporation takes certain steps to "opt out" of their application. We have not "opted out" of the statutes.


                                  LEGAL OPINION

        Certain legal matters in connection with the common stock of Resources offered hereby have been passed upon by Woods, Rogers & Hazlegrove, P.L.C., Roanoke, Virginia. Wilbur L. Hazlegrove, a partner of Woods, Rogers & Hazlegrove, is a director and officer of Resources. The principals of the firm of Woods, Rogers & Hazlegrove, P.L.C. beneficially owned, as of July 1, 1999, in the aggregate, approximately 63,000 shares of Company common stock.


                                     EXPERTS

        The consolidated financial statements incorporated in this Prospectus by reference from Roanoke Gas Company's Annual Report on Form 10-K for the year ended September 30, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Roanoke Gas Company and subsidiaries as of September 30, 1997, and for each of the years in the two-year period ended September 30, 1997, have been incorporated by reference in this Prospectus and elsewhere in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


           INFORMATION PROVIDED TO SHAREHOLDERS AND ELIGIBLE CUSTOMERS

        We will deliver or cause to be delivered with this Prospectus, to each person to whom the Prospectus is sent or given, Roanoke Gas' latest Annual Report to Shareholders and the latest Quarterly Report on Form 10-Q for Resources and Roanoke Gas.


                       WHERE YOU CAN FIND MORE INFORMATION

        Resources, the successor to Roanoke Gas Company, is subject to the informational requirements of the Securities Exchange Act of 1934, as amended and files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. Resources and Roanoke Gas public filings are also available to the public from commercial document retrieval services and the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning Resources may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006-1506. Resources common stock is included for quotation on the Nasdaq National Market under the symbol "RGCO."

        Resources has filed a Post-Effective Amendment to Roanoke Gas Company's Registration Statement on Form S-2 under the Securities Act of 1933, as amended, as successor issuer with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in such Post-Effective Amendment to the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information, reference is made to such Post-Effective Amendment to the Registration Statement and the exhibits filed therewith, copies of which may be obtained from the Commission as specified above. Statements contained in this Prospectus as to the contents of the Plan are not necessarily complete, and in each instance, reference is made to the copy of the Plan filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by Resources and Roanoke Gas Company with the Commission under the Exchange Act are hereby incorporated by reference in this Prospectus:

               o Roanoke Gas Company's Annual Report on Form 10-K for the year ended September 30, 1998;

               o the Roanoke Gas Company and Resources' Quarterly Report on Form 10- Q for the quarters ended December 31, 1998, and March 31, 1999;

               o      Resources' Current Report on Form 8-K dated July 2, 1999;
                      and

               o      all documents subsequently filed by Resources pursuant to
                      Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the common stock.

        Any statement contained in a document incorporated herein by reference shall be deemed superseded by an inconsistent statement contained herein or in any other document incorporated herein by reference that bears a later date, to the extent of such inconsistency.

        If you are a shareholder of Resources, you can obtain the documents incorporated by reference from us or the SEC's Internet World Wide Web site described above. Documents incorporated by reference are available from Resources without charge, excluding all exhibits, unless specifically incorporated by reference as an exhibit to this Prospectus. Shareholders may obtain exhibits not specifically incorporated by reference upon payment of a reasonable fee which shall be limited to our reasonable expense in furnishing such exhibit. Shareholders may obtain documents incorporated by reference in this Prospectus by requesting them in writing, or by telephone, at the following address and telephone number: RGC Resources, Inc., 519 Kimball Avenue, N.E., Roanoke, Virginia, 24016; Attention: Roger L. Baumgardner, Secretary, (540) 777-4427.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.       Other Expenses of Issuance and Distribution.

        The following sets forth the costs and expenses to be incurred in connection with the offering. Each amount, except for the SEC registration fee, is estimated.

        SEC registration fee............................................. $ 0

        Accounting fees and expenses...................................$2,800

        Legal fees and expenses........................................$7,000

        Printing, binding and postage..................................$7,000

        Miscellaneous..................................................$1,000

        TOTAL.........................................................$17,800

Item 15.       Indemnification of Officers and Directors.

        Section 13.1-692.1 of the Code of Virginia, 1950, as amended, places a limitation on the liability of officers and directors of a corporation in any proceeding brought by or in the right of the corporation or brought by or on behalf of shareholders of the corporation. The damages assessed against an officer or director arising out of a single transaction, occurrence, or course of conduct shall not exceed the greater of $100,000 or the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The statute also authorizes the corporation, in its articles of incorporation or, if approved by the shareholders, in its bylaws, to provide for a different specific monetary limit on, or to eliminate entirely, liability. The liability of an officer or director shall not be limited if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Resources' Articles of Incorporation contain a provision which eliminates, to the full extent that the laws of the Commonwealth of Virginia permit, the liability of an officer or director of Resources to the corporation or its shareholders for monetary damages for any breach of duty as a director or officer.

        Resources' Articles of Incorporation also require the company to indemnify any director or officer who is or was a party to a proceeding, including a proceeding by or in the right of the corporation, by reason of the fact that he is or was such a director or officer or is or was serving at the request of Resources as a director, officer, employee or agent of another entity. Directors and officers of Resources are entitled to be indemnified against all liabilities and expenses incurred by the director or officer in the proceeding, except such liabilities and expenses as are incurred because of his or her willful misconduct or knowing violation of the criminal law. Unless a determination has been made that indemnification is not permissible, a director or officer also is entitled to have Resources make advances and reimbursement for expenses prior to final disposition of the proceeding upon receipt of a written undertaking from the director or officer to repay the amounts advanced or reimbursed if it is ultimately determined that he or she is not entitled to indemnification. The Board of Directors of Resources also has the authority to extend to employees, agents, and other persons serving at the request of Resources the same indemnification rights held by directors and officers, subject to all of the accompanying conditions and obligations.

        Virginia Code Section 13.1-700.1 permits a court, upon application of a director or officer, to review Resources' determination as to a director's or officer's request for advances, reimbursement or indemnification. If it determines that the director or officer is entitled to such advances, reimbursement or indemnification, the court may order Resources to make advances and/or reimbursement for expenses or to provide indemnification, in which case the court shall also order Resources to pay the officer's or director's reasonable expenses incurred to obtain the order. With respect to a proceeding by or in the right of the corporation, the court may order indemnification to the extent of the officer's or director's reasonable expenses if it determines that, considering all the relevant circumstances, the officer or director is entitled to indemnification even though he or she was adjudged liable, and may also order Resources to pay the officer's and director's reasonable expenses incurred to obtain the order.

        Resources has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Resources, or is or was serving at its request as a director, officer, employee or agent of another entity, against any liability asserted against or incurred by such person, in any such capacity or arising from his or her status as such, whether or not Resources would have the power to indemnify the person against such liability under the Articles of Incorporation.

        Resources maintains a directors' and officers' legal liability insurance policy in the amount of $2,000,000, issued by the Chubb Group Insurance Companies. The policy provides coverage up to 100% of its face amount, subject to certain deductible or retention amounts. In general, the policy insures:

        o Resources' directors and officers against losses by reason of their wrongful acts, and/or

        o Resources against claims against the directors and officers by reasons of their wrongful acts for which the company is required to indemnify or pay, all as such terms are defined in the policy and subject to the terms, conditions and exclusions contained therein.

Item 16.       Exhibits

               See Exhibit Index.

Item 17.       Undertakings.

        The undersigned registrant hereby undertakes:

        (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S- 3, Form S-8 or Form F-3, and the information required to be included in the post-effective amendment to those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

        (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Post-Effective Amendment No. 2 to its Registration Statement No. 33- 69902 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roanoke, Commonwealth of Virginia, on July 2, 1999.

                               RGC RESOURCES, INC.


                               By: s/John B. Williamson, III
                                   ------------------------------
                                     John B. Williamson, III
                                     President and Chief
                                       Executive Officer


        Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to Registration Statement No. 33-69902 on Form S-2 has been signed by the following persons in the capacities indicated as of July 2, 1999.

        Signature                                         Title

s/John B. Williamson, III                         President, Chief Executive
  (John B. Williamson, III)                       Officer and Director (Chief
                                                  Executive Officer)


s/Roger L. Baumgardner                            Vice President, Secretary
  (Roger L. Baumgardner)                          and Treasurer (Principal
                                                  Accounting Officer)


s/Lynn D. Avis                                    Director
  (Lynn D. Avis)


s/Abney S. Boxley, III                            Director
  (Abney S. Boxley, III)
s/Frank T. Ellett                                 Director
  (Frank T. Ellett)


s/Frank A. Farmer, Jr.                            Director
  (Frank A. Farmer, Jr.)



s/Wilbur L. Hazlegrove                            Director
  (Wilbur L. Hazlegrove)


s/J. Allen Layman                                 Director
  (J. Allen Layman)


s/Thomas L. Robertson                             Director
  (Thomas L. Robertson)


s/S. Frank Smith                                  Director
  (S. Frank Smith)

                                  EXHIBIT INDEX

Exhibit No.    Description

 2 Amended and Restated Agreement and Plan of Merger of Reorganization by and among Roanoke Gas Company, RGC Acquisition Corp., RGC Resources, Inc., Diversified Energy Company and Commonwealth Public Service Corporation (incorporated herein by reference to Exhibit 2 of Form 8-K filed on July 2, 1999).

 4(a) Specimen copy of certificate for RGC Resources, Inc. common stock, $5.00 par value (incorporated herein by reference to Exhibit 4(a) of the Registration Statement on Form S-4 (No. 333-67311))

 4(b) Article I of the Bylaws of RGC Resources, Inc. (incorporated herein by reference to Exhibit 3(b) of the Registration Statement on Form S-4 (No. 333-67311))

 4(c)          RGC Resources, Inc. Dividend Reinvestment and Stock Purchase Plan

 5             Opinion of Woods, Rogers & Hazlegrove, P.L.C.

 10(a)         Firm Transportation Agreement between East Tennessee Natural
               Gas Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(a) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(b) Interruptible Transportation Agreement between East Tennessee Natural Gas Company and Roanoke Gas Company dated July 1, 1991 (incorporated herein by reference to Exhibit 10(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(c) NTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated October 25, 1994 (incorporated herein by reference to Exhibit 10(c) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(d) SIT Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 30, 1993 (incorporated herein by reference to Exhibit 10(d) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(e) FSS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(e) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(f) FTS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(f) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(g) SST Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(g) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(h) ITS Service Agreement between Columbia Gas Transmission Corporation and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(i) FTS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(i) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(j) ITS-1 Service Agreement between Columbia Gulf Transmission Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(j) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(k) Gas Transportation Agreement, for use under FT-A rate schedule, between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(k) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(l) Gas Transportation Agreement, for use under IT rate schedule, between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(l) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(m) Gas Storage Contract under rate schedule FS (Production Area) Bear Creek II between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(n) Gas Storage Contract under rate schedule FS (Production Area) Bear Creek I between Tennessee Gas Pipeline Company and Roanoke Gas Company dated September 1, 1993 (incorporated herein by reference to Exhibit 10(n) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(o) Certificate of Public Convenience and Necessity for Bedford County dated February 21, 1966 (incorporated herein by reference to Exhibit 10(o) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

 10(p) Certificate of Public Convenience and Necessity for Roanoke County dated October 19, 1965 (incorporated herein by reference to Exhibit 10(p) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

 10(q) Certificate of Public Convenience and Necessity for Botetourt County dated August 30, 1966 (incorporated herein by reference to Exhibit 10(q) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

 10(r)         Certificate of Public Convenience and Necessity for
               Montgomery County dated July 8, 1985 (incorporated herein by reference to Exhibit 10(r) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

 10(s) Certificate of Public Convenience and Necessity for Tazewell County dated March 25, 1968 (incorporated herein by reference to Exhibit 10(s) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

 10(t) Certificate of Public Convenience and Necessity for Franklin County dated September 8, 1964 (incorporated herein by reference to Exhibit 10(t) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

 10(u) Ordinance of the Town of Bluefield, Virginia dated August 25, 1986 (incorporated herein by reference to Exhibit 10(u) of Registration Statement

               No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

 10(v) Ordinance of the City of Bluefield, West Virginia dated as of August 23, 1979 (incorporated herein by reference to Exhibit 10(v) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

 10(w) Resolution of the Council for the Town of Fincastle, Virginia dated June 8, 1970 (incorporated herein by reference to Exhibit 10(f) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16, 1987)

 10(x) Resolution of the Council for the Town of Troutville, Virginia dated November 4, 1968 (incorporated herein by reference to Exhibit 10(g) of Registration Statement No. 33-11383, on Form S-4, filed with the Commission on January 16, 1987)

 10(y)         Consulting Agreement between Albert W. Buckley and Roanoke
               Gas Company dated February 20, 1992 (incorporated herein by reference to Exhibit 10(b)(b) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1992)

 10(z) Consulting Contract between A. Anson Jamison and Roanoke Gas Company dated March 27, 1990 (incorporated herein by reference to Exhibit 10(c)(c) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

 10(a)(a) Contract between Roanoke Gas Company and Diversified Energy Services, Inc. dated December 18, 1978 (incorporated herein by reference to Exhibit 10(e)(e) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

 10(b)(b)      Service Agreement between Bluefield Gas Company and
               Commonwealth Public Service Corporation dated January 1, 1981 (incorporated herein by reference to Exhibit 10(f)(f) of Registration Statement No. 33-36605, on Form S-2, filed with the Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

 10(c)(c) Retirement Payment Agreement between Arthur T. Ellett and Roanoke Gas Company dated April 6, 1972 (incorporated herein by reference to Exhibit 10(g)(g) of Registration Statement No. 33-36605, on Form S-2, filed with the

               Commission on August 29, 1990, and amended by Amendment No. 1, filed with the Commission on September 19, 1990)

 10(d)(d) Consulting Services Agreement between Edward C. Dunbar and Roanoke Gas Company dated February 25, 1991 (incorporated herein by reference to Exhibit 10(h)(h) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

 10(e)(e)      Consultation Contract between Gordon C. Willis and Roanoke
               Gas Company dated April 29, 1991 (incorporated herein by reference to Exhibit 10(I)(I) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1991)

 10(f)(f) Gas Storage Contract under rate schedule FS (Market Area) Portland between Tennessee Gas Pipeline Company and Roanoke Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(k)(k) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(g)(g) FTS Service Agreement between Columbia Gas Transmission Corporation and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(l)(l) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(h)(h) ITS Service Agreement between Columbia Gas Transmission Corporation and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(m)(m) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(i)(i) FSS Service Agreement between Columbia Gas Transmission Corporation and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(n)(n) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(j)(j) SST Service Agreement between Columbia Gas Transmission Corporation and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(o)(o) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(k)(k) FTS-1 Service Agreement between Columbia Gulf Transmission Company and Bluefield Gas Company dated November 1, 1993 (incorporated herein by reference to Exhibit 10(p)(p) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

 10(l)(l)      RGC Resources, Inc. Key Employee Stock Option Plan
               (incorporated herein by reference to Exhibit 4(c) of the Post-Effective Amendment to the Registration Statement on Form S-8 (No. 333-02455))

 10(m)(m) Roanoke Gas Company Stock Bonus Plan (incorporated herein by reference to Exhibit 10(r)(r) of the Annual Report on Form 10-K for the fiscal year ended September 30, 1995)

 10(n)(n) Gas Franchise Agreement between the Town of Vinton, Virginia, and Roanoke Gas Company dated July 2, 1996 (incorporated herein by reference to Exhibit 10(n)(n) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

 10(o)(o) Gas Franchise Agreement between the City of Salem, Virginia, and Roanoke Gas Company dated July 9, 1996 (incorporated herein by reference to Exhibit 10(o)(o) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

 10(p)(p)      Gas Franchise Agreement between the City of Roanoke,
               Virginia, and Roanoke Gas Company dated July 12, 1996 (incorporated herein by reference to Exhibit 10(p)(p) of Annual Report on Form 10-K for the fiscal year ended September 30, 1996)

 10(q)(q) Consulting Agreement between W. Bolling Izard and Roanoke Gas Company dated January 27, 1997 (incorporated herein by reference to Exhibit 10(q)(q) of Annual Report on Form 10-K/A for fiscal year ended September 30, 1998)

 10(r)(r)      RGC Resources, Inc. Restricted Stock Plan for Outside Directors

 10(s)(s) FTA Gas Transportation Agreement effective November 1, 1998, between East Tennessee Natural Gas Company and Roanoke Gas Company (incorporated herein by reference to Exhibit 10(s)(s) of Annual Report on Form 10-K/A for fiscal year ended September 30,
               1998)

 10(t)(t) SST Service Agreement effective November 1, 1997, between Columbia Gas Transmission Corporation and Roanoke Gas Company (incorporated herein by reference to Exhibit 10(t)(t) of Annual Report on Form 10-K/A for fiscal year ended September 30, 1998)

 10(u)(u)      FSS Service Agreement effective April 1, 1997, between
               Columbia Gas Transmission Corporation and Roanoke Gas Company (incorporated herein by reference to Exhibit 10(u)(u) of Annual Report on Form 10-K/A for fiscal year ended September 30, 1998)

 10(v)(v) FTS Precedent Agreement effective August 7, 1997, between Columbia Gas Transmission Corporation and Roanoke Gas Company (incorporated herein by reference to Exhibit 10(v)(v) of Annual Report on Form 10-K/A for fiscal year ended September 30, 1998)

 10(w)(w) Firm Storage Service Agreement effective March 19, 1997, between Virginia Gas Storage Company and Roanoke Gas Company (incorporated herein by reference to Exhibit 10(w)(w) of Annual Report on Form 10-K/A for fiscal year ended September 30, 1998)

 10(x)(x) FTS-2 Service Agreement effective February 1, 1994, between Columbia Gulf Transmission Company and Bluefield Gas Company (incorporated herein by reference to Exhibit 10(x)(x) of Annual Report on Form 10-K/A for fiscal year ended September 30, 1998)

 10(y)(y) Firm Transportation Agreement effective December 31, 1998, between Phoenix Energy Sales Company and Bluefield Gas Company (incorporated herein by reference to Exhibit 10(y)(y) of Annual Report on Form 10-K/A for fiscal year ended September 30, 1998)

 10(z)(z) Agreement for Consulting Services effective February 1, 1999, between Frank A. Farmer, Jr. and Roanoke Gas Company

 10(a)(a)(a)   Agreement for Consulting Services effective January 26, 1998, between John H. Parrott and Roanoke Gas Company (incorporated herein by reference to Exhibit 10(a)(a)(a) of Annual Report on Form 10-K/A for fiscal year ended September 30, 1998)

 10 (b)(b)(b)  FTS-2 Service Agreement No. 40432 effective November 1, 1994 between Columbia Gas Transmission Company and Roanoke Gas Company

 10(c)(c)(c)   Firm Pipeline Service Agreement entered into as of February 5,
               1999 between Virginia Gas Pipeline Company and Roanoke Gas
               Company

 10(d)(d)(d)   Firm Storage Service Agreement entered into as of
               February 6, 1999 between Virginia Pipeline Company and Roanoke
               Gas

 10(e)(e)(e)   FT-A Gas Transportation Agreement No. 26446 effective November 1,
               1999 between Tennessee Gas Pipeline Company and Roanoke Gas
               Company

 10(f)(f)(f)   FT-A Gas Transportation Agreement No. 24376 effective November 1,
               1999 between Tennessee Gas Pipeline Company and Roanoke Gas
               Company

 10(g)(g)(g)   Firm Gas Transportation Agreement No. 24377 effective November 1,
               1999 between Midwestern Gas Transmission Company and Roanoke Gas

 10 (h)(h)(h)  FTS Service Agreement No. 57449 effective November 1, 1999 between Columbia Gas Transmission Corporation and Roanoke Gas Company

 13 (a)        Roanoke Gas Company 1998 Annual Report to Shareholders

 13 (b) Roanoke Gas Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1998

 13 (c) Roanoke Gas Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999

 13(d) RGC Resources, Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 1998

 13(e) RGC Resources, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

 16 Letter of KPMG Peat Marwick LLP regarding change in accountants (incorporated herein by reference to Exhibit 99 of Form 8-K dated December 19, 1997.)

 23 (a)        Consent of Woods, Rogers & Hazlegrove, P.L.C. (included in
               Exhibit (5))

 23 (b)        Consent of Deloitte & Touche LLP

 23 (c)        Consent of KPMG LLP

-----------------------------